Exhibit 99

MAGNA INTERNATIONAL INC.
337 Magna Drive
Aurora, ON, Canada L4G 7K1
Tel:  905-726-2462
Fax:  905-726-7164

Magna announces third quarter and year to date results

TORONTO, Nov. 5, 2009 - Magna International Inc. (TSX: MG.A; NYSE: MGA) today reported financial results for the third quarter and nine months ended September 30, 2009.
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                                     THREE MONTHS ENDED    NINE MONTHS ENDED
                                         SEPTEMBER 30,        SEPTEMBER 30,
                                   --------------------  --------------------
                                       2009       2008       2009       2008
                                   ---------  ---------  ---------  ---------
    Sales                          $  4,669   $  5,533   $ 11,948   $ 18,868

    Operating income (loss)        $     81   $   (112)  $   (386)  $    493

    Net income (loss)              $     51   $   (215)  $   (354)  $    219

    Diluted earnings (loss)
     per share                     $   0.45   $  (1.93)  $  (3.17)  $   1.92

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    All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars.
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    THREE MONTHS ENDED SEPTEMBER 30, 2009
    -------------------------------------
During the third quarter of 2009, vehicle production declined 20% to 2.3 million units in North America and 9% to 2.9 million units in Europe, each compared to the third quarter of 2008.
Also during the third quarter of 2009, our North American average dollar content per vehicle increased 8%, while European average dollar content per vehicle was essentially unchanged, each compared to the third quarter of 2008. Complete vehicle assembly sales decreased 38% to $428 million for the third quarter of 2009 compared to $687 million for the third quarter of 2008, while complete vehicle assembly volumes declined 42% to approximately 14,700 units. Substantially as a result of the significant declines in vehicle production in North America and Europe, and decreases in assembly sales and tooling, engineering and other sales, partially offset by increased North American content per vehicle and Rest of World Sales, our total sales decreased 16% to $4.7 billion for the third quarter of 2009 as compared to $5.5 billion for the third quarter of 2008.
During the third quarter of 2009, operating income was $81 million, net income was $51 million and diluted earnings per share were $0.45, increases of $193 million, $266 million and $2.38, respectively, each compared to the third quarter of 2008.
During the third quarter ended September 30, 2009, we generated cash from operations before changes in non cash operating assets and liabilities of $258 million, and invested $234 million in non cash operating assets and liabilities. Total investment activities for the third quarter of 2009 were $250 million, including $153 million in fixed asset additions, a $100 million increase in investments and other assets and $11 million to purchase subsidiaries.

    NINE MONTHS ENDED SEPTEMBER 30, 2009
    ------------------------------------
During the nine months ended September 30, 2009, vehicle production declined 41% to 5.8 million units in North America and 27% to 8.5 million units in Europe, each compared to the first nine months of 2008.
Also during the first nine months of 2009, our North American average dollar content per vehicle increased 1%, while European average dollar content per vehicle decreased 3%, each compared to the first nine months of 2008.
Complete vehicle assembly sales decreased 56% to $1.3 billion for the nine months ended September 30, 2009 compared to $2.8 billion for the nine months ended September 30, 2008, while complete vehicle assembly volumes declined
68% to approximately 40,800 units.
As a result of the significant declines in vehicle production in North America and Europe, lower European average dollar content per vehicle, and decreases in assembly sales and tooling, engineering and other sales, partially offset by higher North American average content per vehicle and Rest of World Sales, our total sales decreased 37% to $11.9 billion for the nine months ended September 30, 2009 as compared to $18.9 billion for the nine months ended September 30, 2008.
During the nine months ended September 30, 2009, operating loss was $386 million, net loss was $354 million and diluted loss per share was $3.17, decreases of $879 million, $573 million and $5.09, respectively, each compared to the first nine months of 2008.
During the nine months ended September 30, 2009, we generated cash from operations before changes in non cash operating assets and liabilities of $354 million, and invested $341 million in non cash operating assets and liabilities. Total investment activities for the first nine months of 2009 were $630 million, including $399 million in fixed asset additions, a $206 million increase in investments and other assets and $50 million to purchase subsidiaries.

    OTHER MATTERS
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Our Board of Directors has approved the redemption of all of our outstanding
6.5% Convertible Subordinated Debentures (the "Debentures") for cash on December 7, 2009. The Debentures are redeemable at a price equal to 100% of the principal amount of the Debentures to be redeemed, plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The aggregate principal amount of Debentures currently outstanding is Cdn. $99,998,000.
A more detailed discussion of our consolidated financial results for the third quarter and nine months ended September 30, 2009 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position, and the unaudited interim consolidated financial statements and notes thereto, which are attached to this Press Release.
We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly.
We have approximately 72,000 employees in 242 manufacturing operations and 86 product development and engineering centres in 25 countries.

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    We will hold a conference call for interested analysts and shareholders to discuss our third quarter results on Thursday, November 5, 2009 at 5:30 p.m. EST. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President and Chief Financial Officer. The number to use for this call is 1-800-891-8794. The number for overseas callers is 1-212-231-2912. Please call in 10 minutes prior to the call. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call will be available on our website Friday morning prior to the call.

    For further information, please contact Louis Tonelli, Vice-President, Investor Relations at (905) 726-7035.

    For teleconferencing questions, please contact Karin Kaminski at
    905-726 7103.
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    FORWARD LOOKING STATEMENTS
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The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, including, without limitation: the potential for an extended global recession, including its impact on our liquidity; the persistence of low production volumes and sales levels; restructuring of the global automotive industry and the impact on the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial distress of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; restructuring and/or downsizing costs related to the rational-ization of some of our operations; impairment charges; shifts in technology; our ability to successfully grow our sales to non-traditional customers; a reduction in the production volumes of certain vehicles, such as certain light trucks; our dependence on outsourcing by our customers; risks of conducting business in foreign countries, including Russia, India and China; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; the termination or non renewal by our customers of any material contracts; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions;
the continued exertion of pricing pressures by our customers and our ability to offset price concessions demanded by our customers; the continuation, and impact, of government financial intervention in the automotive industry; disruptions in the capital and credit markets; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form
40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

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    For further information about Magna, please see our website at
    www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.
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    MAGNA INTERNATIONAL INC.
    Management's Discussion and Analysis of Results of Operations and Financial Position
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All amounts in this Management's Discussion and Analysis of Results of
Operations and Financial Position ("MD&A") are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures and average dollar content per vehicle, which are in U.S. dollars, unless otherwise noted. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.
This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2009 included in this Press Release, and the audited consolidated financial statements and MD&A for the year ended December 31, 2008 included in our 2008 Annual Report to Shareholders. The unaudited interim consolidated financial statements for the three months and nine months ended September 30, 2009 have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information and the audited consolidated financial statements for the year ended December 31, 2008 have been prepared in accordance with Canadian GAAP.

This MD&A has abeen prepared as at November 5, 2009.

    OVERVIEW
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We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced automotive systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; as well as complete vehicle engineering and assembly. We follow a corporate policy of functional and operational decentralization, pursuant to which we conduct our operations through divisions, each of which is an autonomous business unit operating within pre-determined guidelines. As at September 30, 2009, we had 242 manufacturing divisions and 86 product development, engineering and sales centres in 25 countries.
Our operations are segmented on a geographic basis between North America, Europe and Rest of World (primarily Asia, South America and Africa). A Co-Chief Executive Officer heads management in each of our two primary markets, North America and Europe. The role of the North American and European management teams is to manage our interests to ensure a coordinated effort across our different capabilities. In addition to maintaining key customer, supplier and government contacts in their respective markets, our regional management teams centrally manage key aspects of our operations while permitting our divisions enough flexibility through our decentralized structure to foster an entrepreneurial environment.

    HIGHLIGHTS
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North American vehicle production experienced a significant sequential improvement in the third quarter of 2009, increasing 32% relative to the second quarter of 2009. In addition, North American vehicle production for the third quarter of 2009 declined 20% relative to the third quarter of 2008, compared to a 50% decline in the first half of 2009, relative to the first half of 2008.
The increase in North American vehicle production in the third quarter of 2009, compared to the second quarter of 2009 reflected primarily the resumption of production at a number of Chrysler and General Motors assembly facilities following their emergence from bankruptcy protection, the historically low average levels of dealer vehicle inventories during the third quarter of 2009, as well as increased U.S. vehicle sales in the third quarter of 2009, due in particular to the implementation of the Car
Allowance Rebate System ("CARS") in the United States in July 2009.
In Europe, vehicle production for the third quarter of 2009 declined 9% from the third quarter of 2008. This decline is less substantial than the 34% decline in European vehicle production experienced during the first half of 2009, as compared to the first half of 2008. Various "scrappage" programs that have been in place in a number of European countries have assisted in supporting vehicle sales. Some of these programs have reached or are close to, their funding limit, which may have a negative impact on future vehicle sales and production in Europe.
Our ongoing restructuring actions and implementation of a number of cost saving measures, all contributed to our improved financial results. Our total sales declined 16% in the third quarter of 2009, relative to the third quarter of 2008. In spite of the sales decline, operating income, excluding unusual items, increased $47 million to $81 million in the third quarter of 2009, from $34 million for the third quarter of 2008.
Our operating results also improved considerably from the second quarter of 2009 to the third quarter of 2009. While sales increased $964 million from the second quarter to the third quarter of 2009, operating income, excluding unusual items, increased $263 million.
In September, we announced that our offer, with Savings Bank of the Russian Federation, to acquire an equity interest in Adam Opel GmbH ("Opel") was selected by both General Motors Company ("GM") and the Opel Trust as the preferred solution to address the future of Opel. On November 3 2009, GM announced that its Board of Directors had decided to terminate the sale process for Opel.

    FINANCIAL RESULTS SUMMARY
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During the third quarter of 2009, we posted sales of $4.7 billion, a decrease of 16% from the third quarter of 2008. This lower sales level was a result of decreases in our North American and European production sales, complete vehicle assembly sales and tooling, engineering and other sales offset in part by an increase in our Rest of World production sales. Comparing the third quarter of 2009 to the third quarter of 2008:
    -   North American average dollar content per vehicle increased 8%, while
        vehicle production declined 20%;
    - European average dollar content per vehicle was unchanged, while vehicle production declined 9%; and
    - Complete vehicle assembly sales decreased 38% to $428 million from $687 million as complete vehicle assembly volumes declined 42%.
During the third quarter of 2009, we generated operating income of $81 million compared to an operating loss of $112 million for the third quarter of 2008. Excluding the $146 million of unusual items recorded in the third quarter of 2008, as discussed in the "Unusual Items" section, the $47 million increase in operating income was primarily due to:
    - the benefit of restructuring and downsizing activities and cost savings initiatives (including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses, voluntary wage reductions and benefit plan changes), undertaken during or subsequent to the third quarter of 2008;
    - a $9 million favourable adjustment (Q3 2008 - $24 million impairment) of our investment in asset-backed commercial paper as discussed in the "Cash Resources" section below;
    - lower amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
    -   productivity and efficiency improvements at certain facilities;
    -   lower commodity costs; and
    - incremental margin earned from acquisitions completed during or subsequent to the third quarter of 2008.
These factors were partially offset by:
    - decreased margin earned on reduced sales as a result of significantly lower vehicle production volumes;
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   operational inefficiencies and other costs at certain facilities;
    -   an accounts receivable valuation allowance;
    -   electric vehicle development costs;
    -   a favourable revaluation of warranty accruals during the third quarter of 2008;
    - costs incurred at new facilities in Russia as we continue to pursue opportunities in this market;
    -   incremental costs associated with restructuring and downsizing activities;
    -   costs incurred to develop and grow our electronics capabilities; and
    -   net customer price concessions.

During the third quarter of 2009, net income was $51 million compared to net loss of $215 million for the third quarter of 2008. Excluding the $234 million of unusual items recorded in the third quarter of 2008, as discussed in the "Unusual Items" section, net income for the third quarter of 2009 increased $32 million. The increase in net income was as a result of the increase in operating income partially offset by higher income taxes.
During the third quarter of 2009, our diluted earnings per share was $0.45 compared to diluted loss per share of $1.93 for the third quarter of 2008. Excluding the unusual items recorded in the third quarter of 2008, as discussed in the "Unusual Items" section, diluted earnings per share for the third quarter of 2009 increased $0.28. The increase in diluted earnings per share is as a result of the increase in net income, excluding unusual items, partially offset by an increase in the weighted average number of diluted shares outstanding. The increase in the weighted average number of diluted shares outstanding was primarily due to an increase in the number of diluted shares associated with restricted stock and stock options, since such shares were anti-dilutive in the third quarter of 2008.

    UNUSUAL ITEMS
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During the three months and nine months ended September 30, 2009 and 2008, we recorded certain unusual items as follows:
                                  2009                       2008
                      ---------------------------- --------------------------
                                          Diluted                    Diluted
                                         Earnings   Operat-         Earnings
                      Operating      Net      per      ing      Net      per
                         Income   Income    Share   Income   Income    Share
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    Third Quarter
      Impairment
       charges(1)       $     -  $     -  $     -  $  (258) $  (223) $ (2.00)
      Restructuring
       charges(1)             -        -        -       (4)      (4)   (0.04)
      Foreign currency
       gain(2)                -        -        -      116      116     1.04
      Valuation
       allowance on
       future tax
       assets(3)              -        -        -        -     (123)   (1.10)
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    Total third quarter
     unusual items            -        -        -     (146)    (234)   (2.10)
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    Second Quarter
      Impairment
       charges(1)           (75)     (75)   (0.67)      (9)      (7)   (0.06)
      Restructuring
       charges(1)            (6)      (6)   (0.05)       -        -        -
      Curtailment
       gain(4)               26       20     0.18        -        -        -
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    Total second
     quarter
     unusual items          (55)     (61)   (0.54)      (9)      (7)   (0.06)
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    Total year to
     date
     unusual items      $   (55) $   (61) $ (0.54) $  (155) $  (241) $ (2.11)
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    (1) Restructuring and Impairment Charges

        (a) For the nine months ended September 30, 2009

            Historically, we complete our annual goodwill and long-lived impairment analyses in the fourth quarter of each year in conjunction with our annual business planning process. However, goodwill must be tested for impairment when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.

            After failing to reach a favourable labour agreement at a powertrain systems facility in Syracuse, New York, during the second quarter of 2009, we decided to wind down these operations. Given the significance of the facility's cashflows in relation to the reporting unit, we determined that it was more likely than not that goodwill at the Powertrain North America reporting unit could potentially be impaired.

            Therefore, we made a reasonable estimate of the goodwill impairment by determining the implied fair value of goodwill in the same manner as if we had acquired the reporting unit as at June 30, 2009. As a result, during the second quarter of 2009, we recorded a $75 million goodwill impairment at our Powertrain North America reporting unit, representing our best estimate of the impairment. Due to the judgment involved in determining the fair value of the reporting unit's assets and liabilities, the final amount of the goodwill impairment charge could differ from the amount estimated. An adjustment, if any, to the estimated impairment charge, based on finalization of the impairment analysis, would be recorded during the fourth quarter of 2009.

            During the second quarter of 2009, we recorded restructuring costs of $6 million related to the planned closure of this powertrain systems facility, substantially all of which will be paid subsequent to 2009.

        (b) For the nine months ended September 30, 2008

            As a result of the significant and accelerated declines in vehicle production volumes primarily in North America, we reviewed goodwill and long-lived assets for impairment during the third quarter of 2008.

            Based on this analysis, during the third quarter of 2008 we recorded long-lived asset impairment charges of $258 million ($223 million after tax), related primarily to our powertrain and interior and exterior systems operations in the United States and Canada.

            At our powertrain operations, particularly a facility in Syracuse, New York, asset impairment charges were $186 million ($166 million after tax).

            At our interior and exteriors systems operations, asset impairment charges were $65 million ($52 million after tax).

            During the second quarter of 2008, we recorded a $5 million asset impairment related to specific assets at a seating systems facility that supplied complete seats to Chrysler's minivan facility in St. Louis. In Europe, we recorded a $4 million asset impairment relating to specific assets at an interior systems facility that was disposed.

            In addition to the impairment charges recorded above, during the third quarter of 2008 we recorded restructuring and rationalization costs of $4 million related to the closure of a seating facility.

    (2) Foreign Currency Gains

        In the normal course of business, we review our cash investment and tax planning strategies, including where such funds are invested. As a result of these reviews, during the third quarter of 2008 we repatriated funds from Europe and as a result recorded foreign currency gains of $116 million.

    (3) Income Taxes

        During the third quarter of 2008, we recorded a $123 million charge to establish valuation allowances against all of our future tax assets in the United States.

        The valuation allowances were required in the United States based on historical consolidated losses at our U.S. operations, that were expected to continue in the near-term, the accelerated deterioration of near-term automotive market conditions in the United States and the significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets.

    (4) Curtailment gain

        During the second quarter of 2009, we amended our Retiree Premium Reimbursement Plan in Canada and the United States, such that most employees retiring on or after August 1, 2009 will no longer participate in the plan. The amendment will reduce service costs and retirement medical benefit expense in 2009 and future years. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold in the second quarter of 2009.

    INDUSTRY TRENDS AND RISKS
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Our success is primarily dependent upon the levels of North American and
European car and light truck production by our customers and the relative amount of content we have on their various vehicle programs. A number of other economic, industry and risk factors discussed in our Annual Information Form and Annual Report on Form 40-F, each in respect of the year ended December 31, 2008, also affect our success. The economic, industry and risk factors remain substantially unchanged in respect of the third quarter ended September 30, 2009, except that:
    - On November 3, 2009 GM announced that its Board of Directors had decided to terminate the sale process for Opel. As a result, we are no longer subject to the previously disclosed risks relating to an ownership stake in an OEM.

    - North American vehicle production increased significantly in the third quarter of 2009, compared to the second quarter of 2009, driven in part by increased U.S. vehicle sales in the third quarter of 2009. The increased vehicle sales resulted largely from the implementation of the CARS program, which saw approximately 700,000 older, less efficient vehicles traded in for newer, more efficient vehicles. Similar programs in certain European countries have also had a positive effect on vehicle production and sales to date in 2009.

        The CARS program and similar programs in Europe may have the effect of accelerating or "pulling forward" vehicle sales that may otherwise have been made in future quarters. Given that the CARS program ended in the third quarter of 2009 and several European programs have reached, or are close to their funding limit, future vehicles sales and production may be negatively impacted.

    RESULTS OF OPERATIONS
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Average Foreign Exchange
                             For the three months        For the nine months
                              ended September 30,         ended September 30,
                           ----------------------     -----------------------
                           2009     2008   Change     2009     2008   Change
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    1 Canadian dollar
     equals U.S. dollars  0.914    0.960    -  5%    0.860    0.982    - 13%
    1 euro equals
     U.S. dollars         1.433    1.501    -  5%    1.368    1.521    - 10%
    1 British pound
     equals U.S. dollars  1.638    1.890    - 13%    1.542    1.946    - 21%
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The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency. The significant changes in these foreign exchange rates for the three months and nine months ended September 30, 2009 impacted the reported U.S. dollar amounts of our sales, expenses and income.
The results of operations whose functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.
Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, primarily in Canada, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable. Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results.

    RESULTS OF OPERATIONS - FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009
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Sales
                                              For the three months
                                               ended September 30,
                                              --------------------
                                                  2009       2008     Change
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    Vehicle Production Volumes
     (millions of units)
      North America                              2.342      2.917     -  20%
      Europe                                     2.928      3.229     -   9%
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    Average Dollar Content Per Vehicle
      North America                           $    927        860     +   8%
      Europe                                  $    529        528          -
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    Sales
      External Production
        North America                         $  2,170   $  2,510     -  14%
        Europe                                   1,548      1,706     -   9%
        Rest of World                              193        143     +  35%
      Complete Vehicle Assembly                    428        687     -  38%
      Tooling, Engineering and Other               330        487     -  32%
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    Total Sales                               $  4,669   $  5,533     -  16%
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External Production Sales - North America
External production sales in North America decreased 14% or $340 million to $2.2 billion for the third quarter of 2009 compared to $2.5 billion for the third quarter of 2008. This decrease in production sales reflects a 20% decrease in North American vehicle production volumes as discussed in the "Highlights" section above partially offset by an 8% increase in our North American average dollar content per vehicle.
Our average dollar content per vehicle grew by 8% or $67 to $927 for the third quarter of 2009 compared to $860 for the third quarter of 2008 primarily as a result of:
    - the launch of new programs during or subsequent to the third quarter of 2008, including the:
        -  Ford F-Series and Lincoln Mark LT;
        -  Chevrolet Traverse;
        -  Chevrolet Equinox, GMC Terrain and Pontiac Torrent; and
        -  Chevrolet Camaro;
    - favourable production (relative to industry volumes) and/or increased content on certain programs, including the:
        -  Ford Escape, Mercury Mariner and Mazda Tribute;
        -  GM full-sized SUVs and pickups;
        -  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen
           Routan;
        -  Ford F-Series SuperDuty; and
        -  Ford Fusion, Mercury Milan and Lincoln MKZ;
    -   takeover business awarded subsequent to the third quarter of 2008;
        and
    - acquisitions completed during or subsequent to the third quarter of 2008, including several facilities from Meridian Automotive Systems Inc. ("Meridian").
These factors were partially offset by:
    - unfavourable production (relative to industry volumes) and/or lower content on certain programs, including the:
        -  Chevrolet Cobalt;
        -  Chevrolet Impala;
        -  Buick Enclave and GMC Acadia;
        -  Chevrolet HHR; and
        -  Ford Flex;
    - programs that ended production during or subsequent to the third quarter of 2008, including the:
        -  Saturn Vue, Outlook and Aura;
        -  Chevrolet Trailblazer and GMC Envoy; and
        -  Pontiac G5;
    - a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar; and
    -   net customer price concessions subsequent to the third quarter of
        2008.
External Production Sales - Europe
External production sales in Europe decreased 9% or $158 million to $1.5 billion for the third quarter of 2009 compared to $1.7 billion for the third quarter of 2008. This decrease in production sales reflects a 9% decrease in European vehicle production volumes as discussed in the "Highlights" section. Our average dollar content per vehicle grew by $1 to $529 for the third quarter of 2009 compared to $528 for the third quarter of 2008, primarily as a result of:
    - the launch of new programs during or subsequent to the third quarter of 2008, including the:
        -  Volkswagen Golf;
        -  Porsche Panamera;
        -  Peugeot 308 CC; and
        -  Mercedes-Benz E-Class;
    - acquisitions completed during or subsequent to the third quarter of 2008, including Cadence Innovation s.r.o. ("Cadence"), a manufacturer of exterior and interior systems primarily located in the Czech Republic; and
    - favourable production (relative to industry volumes) and/or increased content on certain programs, including the Audi Q5.
These factors were partially offset by:
    - unfavourable production (relative to industry volumes) and/or lower content on certain programs, including the:
        -  Porsche Cayenne and Volkswagen Touareg; and
        -  Mercedes-Benz C-Class;
    - a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar;
    - the sale of certain facilities during or subsequent to the third quarter of 2008; and
    -   net customer price concessions subsequent to the third quarter of
        2008.
External Production Sales - Rest of World
External production sales in Rest of World increased 35% or $50 million to $193 million for the third quarter of 2009 compared to $143 million for the third quarter of 2008 primarily as a result of:
    - increased production and/or content on certain programs in China, Korea and Brazil; and
    - the launch of new programs during or subsequent to the third quarter of 2008 in China and Japan.
These factors were partially offset by:
    - a decrease in reported U.S. dollar sales as a result of the weakening of the Korean Won and Brazilian real, each against the U.S. dollar; and
    - decreased production and/or content on certain programs, particularly in South Africa.
Complete Vehicle Assembly Sales

The terms of our various vehicle assembly contracts differ with respect to the ownership of components and supplies related to the assembly process and the method of determining the selling price to the OEM customer. Under certain contracts we are acting as principal, and purchased components and systems in assembled vehicles are included in our inventory and cost of sales. These costs are reflected on a full cost basis in the selling price of the final assembled vehicle to the OEM customer. Other contracts provide that third-party components and systems are held on consignment by us, and the selling price to the OEM customer reflects a value added assembly fee only. Production levels of the various vehicles assembled by us have an impact on the level of our sales and profitability. In addition, the relative proportion of programs accounted for on a full cost basis and programs accounted for on a value added basis also impacts our level of sales and operating margin percentage, but may not necessarily affect our overall level of profitability. Assuming no change in total vehicles assembled, a relative increase in the assembly of vehicles accounted for on a full cost basis has the effect of increasing the level of total sales, however, because purchased components are included in cost of sales, profitability as a percentage of total sales is reduced. Conversely, a relative increase in the assembly of vehicles accounted for on a value added basis has the effect of reducing the level of total sales and increasing profitability as a percentage of total sales.

                                              For the three months
                                               ended September 30,
                                              --------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales           $    428   $    687     -  38%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        BMW X3, Mercedes-Benz G-Class, and
        Saab 9(3) Convertible                   12,344     18,974     -  35%
      Value-Added:
        Jeep Grand Cherokee, Chrysler 300,
        and Jeep Commander                       2,330      6,257     -  63%
    -------------------------------------------------------------------------
                                                14,674     25,231     -  42%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

Complete vehicle assembly sales decreased 38% or $259 million to $428 million for the third quarter of 2009 compared to $687 million for the third quarter of 2008 and assembly volumes decreased 42% or 10,557 units. In general, the decrease in complete vehicle assembly volumes is due to a combination of general economic conditions; the natural decline in volumes as certain models that we currently assemble approach their scheduled end of production; and a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar. Several new complete vehicle assembly programs have been awarded and are scheduled to launch throughout the fourth quarter of 2009 to 2013.
Tooling, Engineering and Other
Tooling, engineering and other sales decreased 32% or $157 million to $330 million for the third quarter of 2009 compared to $487 million for the third quarter of 2008.
In the third quarter of 2009, the major programs for which we recorded tooling, engineering and other sales were the:
    -   Opel/Vauxhall Astra;
    -   MINI Cooper, Clubman and Crossman;
    -   Chevrolet Silverado and GMC Sierra;
    -   BMW X3;
    -   Ford F-Series;
    -   Porsche Panamera;
    -   Opel Insignia;
    -   Ford Freestar; and
    -   Audi Q5.
In the third quarter of 2008, the major programs for which we recorded tooling, engineering and other sales were the:
    -   Lincoln MKS;
    -   Cadillac BRX and Saab 9-4X;
    -   Mercedes-Benz M-Class;
    -   Mazda 6;
    -   BMW Z4;
    -   Dodge Ram; and
    -   Opel Insignia.
In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro and Canadian dollar, each against the U.S. dollar.
Gross Margin
Gross margin decreased $48 million to $552 million for the third quarter of 2009 compared to $600 million for the third quarter of 2008 while gross margin as a percentage of total sales increased to 11.8% for the third quarter of
2009 compared to 10.8% for the third quarter of 2008. The unusual items discussed in the "Unusual Items" section negatively impacted gross margin as a percentage of total sales in the third quarter of 2008 by 0.1%. Excluding these unusual items, the 0.9% increase in gross margin as a percentage of total sales was primarily as a result of:
    -   the benefit of restructuring and downsizing activities and cost saving initiatives, (including employee reductions, short work week schedules and benefit plan changes) undertaken during or subsequent to the third quarter of 2008;
    - lower amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
    -   productivity and efficiency improvements at certain facilities;
    -   lower commodity costs; and
    - the decrease in tooling and other sales that earn low or no margins. These factors were partially offset by:
    - lower gross margin earned due to the significant decline in vehicle production volumes;
    -   costs incurred in preparation for upcoming launches;
    -   electric vehicle development costs;
    -   operational inefficiencies and other costs at certain facilities;
    -   a favourable revaluation of warranty accruals during the third quarter of 2008;
    - incremental costs associated with restructuring and downsizing activities, primarily in Europe;
    -   costs incurred to develop and grow our electronics capabilities; and
    -   net customer price concessions subsequent to the third quarter of
        2008.
Depreciation and Amortization
Depreciation and amortization costs decreased 14% or $31 million to $186 million for the third quarter of 2009 compared to $217 million for the third quarter of 2008. The decrease in depreciation and amortization was primarily as a result of:
    - the impairment of certain assets subsequent to the third quarter of 2008, in particular at a powertrain systems facility in the United States and certain interiors and exteriors systems facilities in
        North America; and
    -   a decrease in reported U.S. dollar depreciation and amortization due to the weakening of the Canadian dollar and euro, each against the
        U.S. dollar.

These factors were partially offset by acquisitions and capital spending during or subsequent to the third quarter of 2008.

Selling, General and Administrative ("SG&A")

SG&A expense as a percentage of sales was 6.1% for the third quarter of
2009, compared to 4.6% for the third quarter of 2008. The unusual items discussed in the "Unusual Items" section positively impacted SG&A as a percentage of total sales in the third quarter of 2008 by 2.1%. Excluding these unusual items, SG&A as a percentage of total sales decreased 0.6%.
SG&A expense increased 13% or $33 million to $286 million for the third quarter of 2009 compared to $253 million for the third quarter of 2008. Excluding the $116 million of unusual items recorded in the third quarter of 2008 (as discussed in the "Unusual Items" section), SG&A expenses decreased by $83 million primarily as a result of:
    - cost saving initiatives, including reduced discretionary spending, employee reductions, reduced bonuses, voluntary wage reductions and benefit plan changes;
    - a $9 million favourable adjustment (Q3 2008 - $24 million impairment) of our investment in asset-backed commercial paper as discussed in the "Cash Resources" section below;
    - reduced spending at certain facilities as a result of restructuring activities and downsizing that were initiated subsequent to the third quarter of 2008;
    - a decrease in reported U.S. dollar SG&A expense due to the weakening of the Canadian dollar and euro, each against the U.S. dollar; and
    - the sale or disposition of certain facilities during or subsequent to the third quarter of 2008.
These factors were partially offset by:
    -   an accounts receivable valuation allowance; and
    -   acquisitions completed during or subsequent to the third quarter of
        2008.
Impairment Charges
Impairment charges for the third quarter of 2008 were $258 million as discussed in the "Unusual Items" section.
Earnings (loss) before Interest and Taxes ("EBIT")(1)
                              For the three months ended September 30,
                         ----------------------------------------------------
                               Sales                       EBIT
                         ------------------------   -------------------------
                           2009     2008   Change     2009     2008   Change
    -------------------------------------------------------------------------
    North America       $ 2,304  $ 2,761  $  (457) $    91  $  (303) $   394
    Europe                2,159    2,613     (454)     (54)      52     (106)
    Rest of World           201      155       46       18        9        9
    Corporate and Other       5        4        1       28      116      (88)
    -------------------------------------------------------------------------
    Total EBIT          $ 4,669  $ 5,533  $  (864) $    83  $  (126) $   209
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Included in EBIT for the third quarters of 2009 and 2008 were the following unusual items, which have been discussed in the "Unusual Items" section.
                                                        For the three months
                                                          ended September 30,
                                                       ----------------------
                                                             2009       2008
    -------------------------------------------------------------------------

    North America
      Impairment charges                                 $      -   $   (258)
      Restructuring charges                                     -         (4)
    -------------------------------------------------------------------------
                                                                -       (262)
    -------------------------------------------------------------------------

    Corporate and Other
      Foreign currency gain                                     -        116
    -------------------------------------------------------------------------
                                                         $      -   $   (146)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (1) EBIT is defined as income (loss) from operations before income taxes as presented on our unaudited interim consolidated financial statements before net interest expense (income).
North America
EBIT in North America increased $394 million to $91 million for the third quarter of 2009 compared to a loss of $303 million for the third quarter of 2008. Excluding the North American unusual items discussed in the "Unusual Items" section, the $132 million increase in EBIT was substantially due to:
    - the benefit of restructuring and downsizing activities and cost saving initiatives, (including reduced discretionary spending, employee reductions, reduced bonuses, and benefit plan changes) undertaken during or subsequent to the third quarter of 2008;
    - lower amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
    -   productivity and efficiency improvements at certain facilities;
    -   lower affiliation fees paid to corporate;
    -   no employee profit sharing for the third quarter of 2009;
    -   lower incentive compensation;
    -   lower warranty costs; and
    - incremental margin earned from acquisitions subsequent to the third quarter of 2008.
These factors were partially offset by:
    -   lower earnings due to the significant decline in vehicle production volumes;
    -   electric vehicle development costs;
    -   operational inefficiencies and other costs at certain facilities; and
    -   net customer price concessions subsequent to the third quarter of
        2008.
Europe
EBIT in Europe decreased $106 million to a loss of $54 million for the third quarter of 2009 compared to earnings of $52 million for the third quarter of 2008. The decrease in EBIT was substantially due to decreased margins earned on reduced sales as a result of significantly lower vehicle production volumes. In addition, EBIT was negatively impacted by:
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   operational inefficiencies and other costs at certain facilities;
    -   an accounts receivable valuation allowance;
    - a favourable revaluation of warranty accruals during the third quarter of 2008;
    -   incremental costs associated with downsizing activities;
    - costs incurred at new facilities in Russia as we continue to pursue opportunities in this market;
    -   costs incurred to develop and grow our electronics capabilities; and
    -   net customer price concessions subsequent to the third quarter of
        2008.
These factors were partially offset by:
    -   lower commodity costs;
    - incremental margin earned related to the acquisition of Cadence during the second quarter of 2009;
    -   productivity and efficiency improvements at certain facilities;
    -   lower affiliation fees paid to corporate;
    -   lower incentive compensation; and
    - the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses, and voluntary wage reductions.

Rest of World

Rest of World EBIT increased $9 million to $18 million for the third quarter of 2009 compared to $9 million for the third quarter of 2008 primarily as a result of incremental margin earned on new programs that launched during or subsequent to the third quarter of 2008 in China partially offset by costs incurred at new facilities, primarily in India and Japan.

Corporate and Other

Corporate and Other EBIT decreased $88 million to $28 million for the third quarter of 2009 compared to $116 million for the third quarter of 2008. Excluding the Corporate and Other unusual items discussed in the "Unusual Items" section, the $28 million increase in EBIT was primarily as a result of:
    - a $9 million favourable adjustment (Q3 2008 - $24 million impairment) of our investment in asset-backed commercial paper as discussed in the "Cash Resources" section below; and
    -   the benefit of cost saving initiatives, including reduced
        discretionary spending, employee reductions, voluntary wage reductions and benefit plan changes.
These factors were partially offset by:
    -   a decrease in affiliation fees earned from our divisions;
    -   a favourable revaluation of incentive compensation accruals during the third quarter of 2008; and
    -   a decrease in equity income earned.
Interest Expense (Income), net
During the third quarter of 2009, we recorded net interest expense of $2 million, compared to $14 million of net interest income for the third quarter of 2008. The $16 million decrease in net interest is as a result of:
    -   a decrease in interest income earned on lower cash and cash equivalent balances;
    -   a decrease in interest income earned due to lower interest rates; and
    - an increase in interest expense paid on higher short-term borrowings. These factors were partially offset by a reduction in interest expense on long-term debt due to the repayment of our senior unsecured notes.
Operating Income (Loss)
Operating income increased $193 million to $81 million for the third quarter of 2009 compared to a loss of $112 million for the third quarter of 2008. Excluding the unusual items discussed in the "Unusual Items" section, operating income for the third quarter of 2009 increased $47 million. The increase in operating income is the result of the increases in EBIT partially offset by the decrease in net interest income earned, both as discussed above. Income Taxes
Our effective income tax rate on operating income (excluding equity income)
for the third quarter of 2008 was significantly impacted by the unusual items discussed in the "Unusual Items" section. Excluding unusual items, our effective income tax rate decreased to 38.5% for the third quarter of 2009 compared to 46.9% for the third quarter of 2008. The decrease in the effective income tax rate is primarily a result of a decrease in losses and other items not benefited, partially offset by a change in mix of earnings, whereby proportionately more income was earned in jurisdictions with higher income tax rates.
Net Income (Loss)
Net income increased $266 million to $51 million for the third quarter of 2009 compared to a net loss of $215 million for the third quarter of 2008. Excluding the unusual items discussed in the "Unusual Items" section, net income increased $32 million. This increase in net income is the result of the increase in operating income partially offset by higher income taxes, both as discussed above.

Earnings (Loss) per Share
                                              For the three months
                                               ended September 30,
                                              --------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Earnings (loss) per Class A Subordinate
     Voting or Class B Share
      Basic                                   $   0.45   $  (1.93)  $   2.38
      Diluted                                 $   0.45   $  (1.93)  $   2.38
    -------------------------------------------------------------------------

    Average number of Class A Subordinate
     Voting and Class B Shares outstanding
     (millions)
      Basic                                      111.7      111.6          -
      Diluted                                    112.9      111.6     +   1%
    -------------------------------------------------------------------------
Diluted earnings per share increased $2.38 to earnings of $0.45 for the third quarter of 2009 compared to a loss of $1.93 for the third quarter of 2008. Excluding the unusual items, discussed in the "Unusual Items" section, diluted earnings per share increased $0.28 from the third quarter of 2008 as a result of an increase in net income (excluding unusual items) described above, partially offset by an increase in the weighted average number of diluted shares outstanding during the quarter.
The increase in the weighted average number of diluted shares outstanding was primarily due to an increase in the number of diluted shares associated with restricted stock and stock options since such shares were anti-dilutive in the third quarter of 2008.

    FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
    -------------------------------------------------------------------------
Cash Flow from Operations
                                              For the three months
                                               ended September 30,
                                              --------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Net income (loss)                         $     51   $   (215)
    Items not involving current cash flows         207        490
    -------------------------------------------------------------------------
                                                   258        275   $    (17)
    Changes in non-cash operating assets
     and liabilities                              (234)       (25)
    -------------------------------------------------------------------------
    Cash provided from operating activities   $     24   $    250   $   (226)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Cash flow from operations before changes in non-cash operating assets and liabilities decreased $17 million to $258 million for the third quarter of 2009 compared to $275 million for the third quarter of 2008. The decrease in cash flow from operations was due to a $25 million reduction in wage buydown amortization and a $21 million reduction in depreciation and amortization, offset in part by the $32 million increase in net income, excluding unusual items.
Cash invested in non-cash operating assets and liabilities amounted to $234 million for the third quarter of 2009 compared to $25 million for the third quarter of 2008. The change in non-cash operating assets and liabilities is comprised of the following sources (and uses) of cash:
                                                        For the three months
                                                          ended September 30,
                                                       ----------------------
                                                             2009       2008
    -------------------------------------------------------------------------

    Accounts receivable                                  $   (745)  $    345
    Inventories                                               (96)       (48)
    Income taxes receivable                                    29        (31)
    Prepaid expenses and other                                (17)        (8)
    Accounts payable                                          524       (205)
    Accrued salaries and wages                                 51         (1)
    Other accrued liabilities                                  21        (70)
    Deferred revenue                                           (1)        (7)
    -------------------------------------------------------------------------
    Changes in non-cash operating
     assets and liabilities                              $   (234)  $    (25)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
The increase in accounts receivable and accounts payable in the third quarter of 2009 was primarily due to higher sales compared to the second quarter of 2009. The increase in inventories relates to several tooling programs in North America and Europe and production inventory builds in response to increased production volumes. The decrease in income taxes receivable was primarily due to an increase in income tax liability resulting from an increase in income in certain jurisdictions.
Capital and Investment Spending
                                              For the three months
                                               ended September 30,
                                              --------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Fixed asset additions                     $   (153)  $   (150)
    Investments and other assets                  (100)       (82)
    -------------------------------------------------------------------------
    Fixed assets, investments and other
     assets additions                             (253)      (232)
    Purchase of subsidiaries                       (11)        (4)
    Proceeds from disposition                       14         31
    -------------------------------------------------------------------------
    Cash used for investing activities        $   (250)  $   (205)  $    (45)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Fixed and other assets additions
In the third quarter of 2009, we invested $153 million in fixed assets. While investments were made to refurbish or replace assets consumed in the normal course of business and for productivity improvements, a large portion of the investment in the third quarter of 2009 was for manufacturing equipment for programs that will be launching subsequent to the third quarter of 2009.
In the third quarter of 2009, we invested $100 million in other assets related primarily to fully reimbursable planning and engineering and tooling costs at our complete vehicle engineering and assembly operations and our roof systems operations for programs that will be launching subsequent to the third quarter of 2009.
Proceeds from disposition
Proceeds from disposition in the third quarter of 2009 and 2008 were $14 million and $31 million, respectively, which represent normal course fixed and other asset disposals.

Financing
                                              For the three months
                                               ended September 30,
                                              --------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Increase (decrease) in bank
     indebtedness                             $      6   $    (22)
    Repayments of debt                            (154)       (13)
    Issues of debt                                   3          -
    Issues of Class A Subordinate
     Voting Shares                                   1          -
    Settlement of stock appreciation rights         (1)         -
    Cash dividends paid                              -        (40)
    -------------------------------------------------------------------------
    Cash provided from (used for) financing
     activities                               $   (145)  $    (75)  $    (70)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
The repayments of debt in the third quarter of 2009 include the repayment of our 7.08% Subordinated Debentures.
During the second quarter of 2009, our Board of Directors suspended payment of dividends and as a result, no cash dividends were paid on our Class A Subordinate Voting or Class B Shares for the third quarter of 2009. This compares to a dividend payment of $0.36 per Class A Subordinate Voting or Class B Share for the third quarter of 2008.

Financing Resources
                                                 As at      As at
                                             September   December
                                              30, 2009   31, 2008     Change
    -------------------------------------------------------------------------

    Liabilities
      Bank indebtedness                       $    304   $    909
      Long term debt due within one year           116        157
      Long-term debt                               124        143
    -------------------------------------------------------------------------
                                                   544      1,209
    Shareholders' equity                         7,433      7,363
    -------------------------------------------------------------------------
    Total capitalization                      $  7,977   $  8,572   $   (595)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Total capitalization decreased by $0.6 billion to $8.0 billion at September
30, 2009 compared to $8.6 billion at December 31, 2008. The decrease in capitalization was a result of a $0.7 billion decrease in liabilities partially offset by a $0.1 billion increase in shareholders' equity.
The decrease in liabilities is primarily as a result of a $767 million repayment on our outstanding lines of credit in the first quarter of 2009 and the repayment of our 7.08% Subordinated Debentures during the third quarter of 2009. These decreases were partially offset by draw down on our lines of credit during the second quarter of 2009 in Europe and debt assumed on the acquisition of Cadence.
The increase in shareholders' equity was primarily as a result of:
    - a $354 million increase in accumulated net unrealized gains on translation of our net investment in foreign operations, primarily as a result of the strengthening of the Canadian dollar, euro and
        British pound, each against the U.S. dollar between December 31, 2008 and September 30, 2009; and
    - net unrealized gains on cash flow hedges and the reclassification of net losses on cash flow hedges from accumulated other comprehensive income to net loss.
These factors were partially offset by:
    -   net loss incurred during the first nine months of 2009; and
    -   dividends paid during the first quarter of 2009.
Cash Resources
During the first nine months of 2009, our cash resources decreased by $1.3 billion to $1.4 billion primarily as a result of the net repayment of $0.6 billion on our outstanding lines of credit, cash used in investing activities and the repayment of our 7.08% Subordinated Debentures, all as discussed previously. In addition to our cash resources, we had term and operating lines of credit totalling $2.2 billion. The unused and available portion of our lines of credit increased $0.7 billion to $1.7 billion during the first nine months of 2009 due to the net repayment on our operating lines.
In addition, at September 30, 2009, we held Canadian third party asset-backed commercial paper ("ABCP") with a face value of Cdn$134 million and a carrying value of Cdn$88 million, which was based on a valuation technique that estimates the fair value based on relevant current market indices for instruments of comparable credit quality, term and structure ("current market indices").
During the third quarter of 2009, we recorded a $9 million increase in the carrying value of our investment in ABCP due to a tightening of the spread between the anticipated return on the restructured notes and the current market indices.
Maximum Number of Shares Issuable
The following table presents the maximum number of shares that would be outstanding if all of the outstanding options and Subordinated Debentures issued and outstanding at November 5, 2009 were exercised or converted:
    Class A Subordinate Voting and Class B Shares                112,643,360
    Subordinated Debentures(i)                                     1,096,589
    Stock options(ii)                                              3,597,001
    -------------------------------------------------------------------------
                                                                 117,336,950
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at our option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at our option is dependent on the trading price of Class A Subordinate Voting
         Shares at the time we elect to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares.

    (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.
Contractual Obligations and Off Balance Sheet Financing
There have been no material changes with respect to the contractual obligations requiring annual payments during the third quarter of 2009 that are outside the ordinary course of our business. Refer to our MD&A included in our 2008 Annual Report.

    RESULTS OF OPERATIONS - FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009
    -------------------------------------------------------------------------
Sales
                                              For the nine months
                                               ended September 30,
                                              --------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Vehicle Production Volumes
     (millions of units)
      North America                              5.838      9.883     -  41%
      Europe                                     8.540     11.676     -  27%
    -------------------------------------------------------------------------

    Average Dollar Content Per Vehicle
      North America                           $    873   $    865     +   1%
      Europe                                  $    484   $    498     -   3%
    -------------------------------------------------------------------------

    Sales
      External Production
        North America                         $  5,098   $  8,545     -  40%
        Europe                                   4,135      5,817     -  29%
        Rest of World                              455        412     +  10%
      Complete Vehicle Assembly                  1,252      2,827     -  56%
      Tooling, Engineering and Other             1,008      1,267     -  20%
    -------------------------------------------------------------------------
    Total Sales                               $ 11,948   $ 18,868     -  37%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
External Production Sales - North America
External production sales in North America decreased 40% or $3.4 billion to $5.1 billion for the nine months ended September 30, 2009 compared to $8.5 billion for the nine months ended September 30, 2008. This decrease in production sales reflects a 41% decrease in North American vehicle production volumes partially offset by a 1% increase in our North American average dollar content per vehicle. More importantly, during the first nine months of 2009 our largest customers in North America continued to reduce vehicle production volumes compared to the first nine months of 2008. While North American vehicle production volumes declined 41% in the first nine months of 2009 compared to the first nine months of 2008, Chrysler and GM vehicle production declined 58% and 51%, respectively.
Our average dollar content per vehicle grew by 1% or $8 to $873 for the nine months ended September 30, 2009 compared to $865 for the nine months ended September 30, 2008 primarily as a result of:
    - the launch of new programs during or subsequent to the nine months ended September 30, 2008, including the:
        -  Ford F-Series and Lincoln Mark LT;
        -  Chevrolet Traverse;
        -  Chevrolet Camaro;
        -  Dodge Ram; and
        -  BMW X6;
    -   favourable production (relative to industry volumes) and/or increased content on certain programs, including the:
        -  Ford Escape, Mercury Mariner and Mazda Tribute;
        -  GM full-sized pickups; and
        -  Ford Fusion, Mercury Milan and Lincoln MKZ;
    - acquisitions completed during or subsequent to the nine months ended September 30, 2008, including
        - a substantial portion of Plastech Engineered Products Inc.'s exteriors business ("Plastech");
        - a stamping and sub-assembly facility in Birmingham, Alabama from Ogihara America Corporation; and
        -  Meridian; and
    - takeover business awarded subsequent to the nine months ended September 30, 2008.
These factors were partially offset by:
    - unfavourable production (relative to industry volumes) and/or lower content on certain programs, including the:
        -  Chevrolet Cobalt;
        -  Dodge Grand Caravan, Chrysler Town & Country and Volkswagen
           Routan;
        -  Chrysler 300 and 300C and Dodge Charger;
        -  Chevrolet Impala;
        -  Buick Enclave and GMC Acadia;
        -  Dodge Avenger and Chrysler Sebring; and
        -  Dodge Caliber;
    - programs that ended production during or subsequent to the nine months ended September 30, 2008, including the:
        -  Saturn Vue, Aura and Outlook;
        -  Chevrolet Trailblazer and GMC Envoy;
        -  Pontiac G5; and
        -  Dodge Durango and Chrysler Aspen;
    - a decrease in reported U.S. dollar sales due to the weakening of the Canadian dollar against the U.S. dollar; and
    - customer price concessions subsequent to the nine months ended September 30, 2008.
External Production Sales - Europe
External production sales in Europe decreased 29% or $1.7 billion to $4.1 billion for the nine months ended September 30, 2009 compared to $5.8 billion for the nine months ended September 30, 2008. This decrease in production sales reflects a 27% decrease in European vehicle production volumes combined with a 3% decrease in our European average dollar content per vehicle.
Our average dollar content per vehicle declined by 3% or $14 to $484 for the nine months ended September 30, 2009 compared to $498 for the nine months ended September 30, 2008, primarily as a result of:
    - unfavourable production (relative to industry volumes) and/or lower content on certain programs, including the:
        -  Porsche Cayenne and Volkswagen Touareg;
        -  Mercedes-Benz C-Class;
        -  BMW X3; and
        -  Ford Transit;
    - a decrease in reported U.S. dollar sales due to the weakening of the euro and British pound, each against the U.S. dollar;
    - the sale of certain facilities during or subsequent to the nine months ended September 30, 2008; and
    - customer price concessions subsequent to the nine months ended September 30, 2008.
These factors were partially offset by:
    - the launch of new programs during or subsequent to the nine months ended September 30, 2008, including the:
        -  Volkswagen Golf; and
        -  Opel/Vauxhall Insignia;
    - acquisitions completed during or subsequent to the nine months ended September 30, 2008, including Cadence; and
    - favourable production (relative to industry volumes) and/or increased content on certain programs, including the Audi Q5.
External Production Sales - Rest of World
External production sales in Rest of World increased 10% or $43 million to $455 million for the nine months ended September 30, 2009 third compared to $412 million for the nine months ended September 30, 2008, primarily as a result of:
    -   increased production and/or content on certain programs in China and
        Brazil;
    - the launch of new programs during or subsequent to the first nine months of 2008 in China; and
    - an increase in reported U.S. dollar sales as a result of the strengthening of the Chinese Renminbi against the U.S. dollar.
These factors were partially offset by:
    - a decrease in reported U.S. dollar sales as a result of the weakening of the Brazilian real, Korean Won and South African Rand, each against the U.S. dollar; and
    - decreased production and/or content on certain programs, particularly in Korea and South Africa.
Complete Vehicle Assembly Sales
                                              For the nine months
                                               ended September 30,
                                              --------------------
                                                  2009       2008     Change
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Sales           $  1,252   $  2,827     -  56%
    -------------------------------------------------------------------------

    Complete Vehicle Assembly Volumes (Units)
      Full-Costed:
        BMW X3, Mercedes-Benz G-Class,
         and Saab 9(3) Convertible              37,363     83,268     -  55%
      Value-Added:
        Jeep Grand Cherokee, Chrysler 300,
         and Jeep Commander                      3,405     25,235     -  87%
    -------------------------------------------------------------------------
                                                40,768    108,503     -  62%
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Complete vehicle assembly sales decreased 56% or $1.58 billion to $1.25 billion for the nine months ended September 30, 2009 compared to $2.83 billion for the nine months ended September 30, 2008 while assembly volumes decreased 62% or 67,735 units. In general, the decrease in complete vehicle assembly volumes is due to a combination of general economic conditions as discussed previously; the natural decline in volumes as certain models that we currently assemble approach their scheduled end of production; and a decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar. Several new complete vehicle assembly programs have been awarded and are scheduled to launch throughout the fourth quarter of 2009 to 2013.
Tooling, Engineering and Other
Tooling, engineering and other sales decreased 20% or $0.3 billion to $1.0 billion for the nine months ended September 30, 2009 compared to $1.3 billion for the nine months ended September 30, 2008.
In the nine months ended September 30, 2009, the major programs for which we recorded tooling, engineering and other sales were the:
    -   MINI Cooper, Clubman and Crossman;
    -   Chevrolet Silverado and GMC Sierra;
    -   Opel/Vauxhall Astra;
    -   Porsche Panamera;
    -   BMW X3;
    -   Cadillac SRX and Saab 9-4X;
    -   Ford F-Series;
    -   Porsche 911;
    -   Audi Q3; and
    -   Buick LaCrosse.
In the nine months ended September 30, 2008, the major programs for which we recorded tooling, engineering and other sales were the:
    -   BMW Z4, X3 and 1-Series;
    -   Mazda 6;
    -   MINI Cooper, Clubman and Crossman;
    -   GM's full-size pickups;
    -   Cadillac SRX and Saab 9-4X;
    -   Lincoln MKS;
    -   Ford F-Series;
    -   Mercedes-Benz M-Class;
    -   Audi A5; and
    -   Ford Freestar.
In addition, tooling, engineering and other sales decreased as a result of the weakening of the euro and Canadian dollar, each against the U.S. dollar.

EBIT
                               For the nine months ended September 30,
                         ----------------------------------------------------
                               Sales                       EBIT
                         ------------------------   -------------------------
                           2009     2008   Change     2009     2008   Change
    -------------------------------------------------------------------------

    North America       $ 5,571  $ 9,159  $(3,588) $  (197) $   (15) $  (182)
    Europe                5,867    9,257   (3,390)    (213)     316     (529)
    Rest of World           497      439       58       25       29       (4)
    Corporate and Other      13       13        -        7      115     (108)
    -------------------------------------------------------------------------
    Total EBIT          $11,948  $18,868  $(6,920) $  (378) $   445  $  (823)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
Included in EBIT for the nine-month periods ended September 30, 2009 and 2008 were the following unusual items, which have been discussed in the "Unusual Items" section above.

                                                         For the nine months
                                                          ended September 30,
                                                       ----------------------
                                                             2009       2008
    -------------------------------------------------------------------------

    North America
      Impairment charges                                 $    (75)  $   (263)
      Restructuring charges                                    (6)        (4)
      Curtailment gain                                         26          -
    -------------------------------------------------------------------------
                                                              (55)      (267)
    -------------------------------------------------------------------------
    Europe
      Impairment charges                                        -         (4)
    -------------------------------------------------------------------------
    Corporate and Other
      Foreign currency gain                                     -        116
    -------------------------------------------------------------------------
                                                         $    (55)  $   (155)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
North America
EBIT in North America decreased $182 million to a loss of $197 million for the nine months ended September 30, 2009 compared to a loss of $15 million for the nine months ended September 30, 2008. Excluding the North American unusual items discussed in the "Unusual Items" section, the $394 million decrease in EBIT was substantially due to decreased margins earned on reduced sales as a result of significantly lower vehicle production volumes. In addition, EBIT was negatively impacted by:
    -   incremental costs associated with restructuring and downsizing activities;
    -   electric vehicle development costs;
    - a favourable settlement on research and development incentives during the first nine months 2008;
    -   additional supplier insolvency costs;
    -   increased commodity costs;
    -   costs incurred to develop and grow our electronics capabilities; and
    -   net customer price concessions subsequent to the first nine months of
        2008.
These factors were partially offset by:
    - the benefit of restructuring and downsizing activities and cost saving initiatives (including reduced discretionary spending, employee reductions, reduced bonuses, and benefit plan changes), undertaken during or subsequent to the third quarter of 2008;
    -   lower affiliation fees paid to corporate;
    -   no employee profit sharing for the first nine months of 2009;
    -   lower incentive compensation;
    -   productivity and efficiency improvements at certain facilities;
    - lower amortization of deferred wage buydown assets at a powertrain systems facility in the United States;
    -   lower warranty costs; and
    -   incremental margin earned related to the acquisition from Plastech.
Europe
EBIT in Europe decreased $529 million to a loss of $213 million for the nine months ended September 30, 2009 compared to earnings of $316 million for the nine months ended September 30, 2008. Excluding the European unusual items discussed in the "Unusual Items" section, the $533 million decrease in EBIT was substantially due to decreased margins earned on reduced sales as a result of significantly lower vehicle production volumes. In addition, EBIT was negatively impacted by:
    - costs incurred in preparation for upcoming launches or for programs that have not fully ramped up production;
    -   operational inefficiencies and other costs at certain facilities;
    -   incremental costs associated with downsizing activities;
    - costs incurred at new facilities in Russia as we continue to pursue opportunities in this market;
    - a favourable revaluation of warranty accruals during the first nine months of 2008;
    -   an accounts receivable valuation allowance;
    -   costs incurred to develop and grow our electronics capabilities;
    -   increased commodity costs; and
    -   net customer price concessions subsequent to the third quarter of
        2008.
These factors were partially offset by:
    -   productivity and efficiency improvements at certain facilities;
    -   lower affiliation fees paid to corporate;
    -   incremental margin earned related to the acquisition of Cadence;
    -   lower incentive compensation;
    - the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses, and voluntary wage reductions;
    -   no employee profit sharing for the first nine months of 2009; and
    - the sale of certain underperforming divisions during or subsequent to the first nine months of 2008.
Rest of World
EBIT in Rest of World decreased $4 million to $25 million for the nine months ended September 30, 2009 compared to $29 million for the nine months ended September 30, 2008 primarily as a result of costs incurred at new facilities, substantially in India partially offset by incremental margin earned on new programs that launched during or subsequent to the first nine months of 2008 in China.
Corporate and Other
Corporate and Other EBIT decreased $108 million to $7 million for the nine months ended September 30, 2009 compared to $115 million for the nine months ended September 30, 2008. Excluding the Corporate and Other unusual items discussed in the "Unusual Items" section, EBIT increased by $8 million primarily as a result of:
    - a $9 million favourable adjustment (2008 - $41 million impairment) of our investment in asset-backed commercial paper;
    -   decreased executive compensation; and
    - the benefit of cost saving initiatives, including reduced discretionary spending, employee reductions, short work week schedules, reduced bonuses, voluntary wage reductions and benefit plan changes.
These factors were partially offset by:
    -   a decrease in affiliation fees earned from our divisions; and
    -   a decrease in equity income earned.

    SUBSEQUENT EVENTS
    -------------------------------------------------------------------------
On November 5, 2009, our Board of Directors approved the redemption of the outstanding 6.5% Convertible Subordinated Debentures (the "Debentures") for cash on December 7, 2009. The Debentures are redeemable at a price equal to 100% of the principal amount of the Debentures plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The aggregate principal amount of Debentures currently outstanding is Cdn$100 million.

    COMMITMENTS AND CONTINGENCIES
    -------------------------------------------------------------------------
From time to time, we may be contingently liable for litigation and other claims.
Refer to note 24 of our 2008 audited consolidated financial statements, which describes these claims.

    CONTROLS AND PROCEDURES
    -------------------------------------------------------------------------
There have been no changes in our internal controls over financial reporting that occurred during the nine months ended September 30, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

    FORWARD LOOKING STATEMENTS
    -------------------------------------------------------------------------
The previous discussion may contain statements that, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, objectives or economic performance, or the assumptions underlying any of the foregoing. We use words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions to identify forward-looking statements. Any such forward-looking statements are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, including, without limitation: the potential for an extended global recession, including its impact on our liquidity; the persistence of low production volumes and sales levels; restructuring of the global automotive industry and the impact on the financial condition and credit worthiness of some of our OEM customers, including the potential that such customers may not make, or may seek to delay or reduce, payments owed to us; the financial distress of some of our suppliers and the risk of their insolvency, bankruptcy or financial restructuring; restructuring and/or downsizing costs related to the rational-ization of some of our operations; impairment charges; shifts in technology; our ability to successfully grow our sales to non-traditional customers; a reduction in the production volumes of certain vehicles, such as certain light trucks; our dependence on outsourcing by our customers; risks of conducting business in foreign countries, including Russia, India and China; our ability to quickly shift our manufacturing footprint to take advantage of lower cost manufacturing opportunities; the termination or non renewal by our customers of any material contracts; fluctuations in relative currency values; our ability to successfully identify, complete and integrate acquisitions; the continued exertion of pricing pressures by our customers and our ability to offset price concessions demanded by our customers; the continuation, and impact, of government financial intervention in the automotive industry; disruptions in the capital and credit markets; warranty and recall costs; product liability claims in excess of our insurance coverage; changes in our mix of earnings between jurisdictions with lower tax rates and those with higher tax rates, as well as our ability to fully benefit tax losses; other potential tax exposures; legal claims against us; work stoppages and labour relations disputes; changes in laws and governmental regulations; costs associated with compliance with environmental laws and regulations; potential conflicts of interest involving our indirect controlling shareholder, the Stronach Trust; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

    MAGNA INTERNATIONAL INC.

    CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE (LOSS) INCOME (Unaudited)
    (U.S. dollars in millions, except per share figures)

                                   Three months ended     Nine months ended
                                      September 30,         September 30,
                                  ---------------------  --------------------
                             Note      2009       2008       2009       2008
    -------------------------------------------------------------------------

    Sales                          $  4,669   $  5,533   $ 11,948   $ 18,868
    -------------------------------------------------------------------------

    Costs and expenses
      Cost of goods sold        8     4,117      4,933     10,853     16,535
      Depreciation and
       amortization                     186        217        536        664
      Selling, general and
       administrative          10       286        253        863        976
      Interest expense
       (income), net                      2        (14)         8        (48)
      Equity income                      (3)        (2)        (1)       (19)
      Impairment charges        2         -        258         75        267
    -------------------------------------------------------------------------
    Income (loss) from
     operations before
     income taxes                        81       (112)      (386)       493
    Income taxes                9        30        103        (32)       274
    -------------------------------------------------------------------------
    Net income (loss)                    51       (215)      (354)       219
    Other comprehensive
     income (loss):            13
      Net unrealized gains
       (losses) on translation
       of net investment
       in foreign operations            261       (354)       354       (294)
      Repurchase of shares                -          -          -        (32)
      Net unrealized (losses)
       gains on cash
       flow hedges                      (13)       (12)        32         (6)
      Reclassifications of
       net losses (gains)
       on cash flow
       hedges to net
       income  (loss)                     8         (1)        51         (3)
    -------------------------------------------------------------------------
    Comprehensive income (loss)    $    307   $   (582)  $     83   $   (116)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Earnings (loss) per Class A
     Subordinate Voting or
     Class B Share:
      Basic                        $   0.45   $  (1.93)  $  (3.17)  $   1.94
      Diluted                      $   0.45   $  (1.93)  $  (3.17)  $   1.92
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Cash dividends paid per
     Class A Subordinate Voting
     or Class B Share              $      -   $   0.36   $   0.18   $   1.08
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    Average number of Class A
     Subordinate Voting and
     Class B Shares outstanding
     during the period
     (in millions):
      Basic                           111.7      111.6      111.7      113.2
      Diluted                         112.9      111.6      111.7      114.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------



    CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
    (Unaudited)
    (U.S. dollars in millions)

                                   Three months ended     Nine months ended
                                      September 30,         September 30,
                                  ---------------------  --------------------
                                       2009       2008       2009       2008
    -------------------------------------------------------------------------

    Retained earnings,
     beginning of period           $  2,931   $  3,780   $  3,357   $  3,526
    Net income (loss)                    51       (215)      (354)       219
    Dividends on Class A
     Subordinate Voting and
     Class B Shares                       -        (40)       (21)      (122)
    Repurchase of Class A
     Subordinate Voting Shares            -          -          -        (98)
    -------------------------------------------------------------------------
    Retained earnings,
     end of period                 $  2,982   $  3,525   $  2,982   $  3,525
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED STATEMENTS OF CASH FLOWS
    (Unaudited)
    (U.S. dollars in millions)

                                   Three months ended     Nine months ended
                                      September 30,         September 30,
                                  ---------------------  --------------------
                             Note      2009       2008       2009       2008
    -------------------------------------------------------------------------

    Cash provided from
     (used for):

    OPERATING ACTIVITIES
    Net income (loss)              $     51   $   (215)  $   (354)  $    219
    Items not involving
     current cash flows         3       207        490        708        991
    -------------------------------------------------------------------------
                                        258        275        354      1,210
    Changes in non cash
     operating assets
     and liabilities            3      (234)       (25)      (341)      (532)
    -------------------------------------------------------------------------
    Cash provided from
     operating activities                24        250         13        678
    -------------------------------------------------------------------------

    INVESTMENT ACTIVITIES
    Fixed asset additions              (153)      (150)      (399)      (465)
    Purchase of subsidiaries    4       (11)        (4)       (50)      (109)
    Increase in investments
     and other assets                  (100)       (82)      (206)      (196)
    Proceeds from disposition            14         31         25         56
    -------------------------------------------------------------------------
    Cash used for investing
     activities                        (250)      (205)      (630)      (714)
    -------------------------------------------------------------------------

    FINANCING ACTIVITIES
    Increase (decrease) in
     bank indebtedness                    6          -       (597)        (4)
    Repayments of debt                 (154)       (35)      (169)       (96)
    Issues of debt                        3          -          5          2
    Issues of Class A
     Subordinate Voting Shares            1          -          1          -
    Settlement of stock
     appreciation rights
     (note 10 (a) (ii))                  (1)         -         (1)         -
    Repurchase of Class A
     Subordinate Voting Shares            -          -          -       (247)
    Dividends                             -        (40)       (21)      (121)
    -------------------------------------------------------------------------
    Cash used for
     financing activities              (145)       (75)      (782)      (466)
    -------------------------------------------------------------------------

    Effect of exchange
     rate changes on cash
     and cash equivalents                51        (93)        51        (55)
    -------------------------------------------------------------------------

    Net decrease in cash
     and cash equivalents
     during the period                 (320)      (123)    (1,348)      (557)
    Cash and cash equivalents,
     beginning of period              1,729      2,520      2,757      2,954
    -------------------------------------------------------------------------
    Cash and cash equivalents,
     end of period                 $  1,409   $  2,397   $  1,409   $  2,397
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    CONSOLIDATED BALANCE SHEETS
    (Unaudited)
    (U.S. dollars in millions)

                                                         As at         As at
                                                  September 30,  December 31,
                                            Note          2009          2008
    -------------------------------------------------------------------------

    ASSETS
    Current assets
    Cash and cash equivalents                        $   1,409     $   2,757
    Accounts receivable                                  3,322         2,821
    Inventories                                          1,823         1,647
    Income taxes receivable                                 75            11
    Prepaid expenses and other                             149           115
    -------------------------------------------------------------------------
                                                         6,778         7,351
    -------------------------------------------------------------------------
    Investments                                5           227           194
    Fixed assets, net                                    3,823         3,701
    Goodwill                                   2         1,143         1,160
    Future tax assets                          9           177           182
    Other assets                               6           719           601
    -------------------------------------------------------------------------
                                                     $  12,867     $  13,189
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current liabilities
    Bank indebtedness                                $     304     $     909
    Accounts payable                                     3,128         2,744
    Accrued salaries and wages                             448           448
    Other accrued liabilities                  7           768           835
    Long term debt due within one year                     116           157
    -------------------------------------------------------------------------
                                                         4,764         5,093
    -------------------------------------------------------------------------
    Deferred revenue                                        20            31
    Long term debt                                         124           143
    Other long term liabilities                8           385           423
    Future tax liabilities                                 141           136
    -------------------------------------------------------------------------
                                                         5,434         5,826
    -------------------------------------------------------------------------

    Shareholders' equity
    Capital stock                             11
      Class A Subordinate Voting Shares
       (issued: 111,916,531;
       December 31, 2008 - 111,879,059)                  3,612         3,605
      Class B Shares
       (convertible into Class A
       Subordinate Voting Shares)
       (issued: 726,829)                                     -             -
    Contributed surplus                       12            68            67
    Retained earnings                                    2,982         3,357
    Accumulated other comprehensive income    13           771           334
    -------------------------------------------------------------------------
                                                         7,433         7,363
    -------------------------------------------------------------------------
                                                     $  12,867     $  13,189
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

                           See accompanying notes



    MAGNA INTERNATIONAL INC.
    NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
    (Unaudited)
    (All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted)
    -------------------------------------------------------------------------

    1.  BASIS OF PRESENTATION

        The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries (collectively "Magna" or the "Company") have been prepared in United States dollars following Canadian generally accepted accounting principles ("GAAP") with respect to the preparation of interim financial information. Accordingly, they do not include all the information and footnotes required in the preparation of annual financial statements and therefore should be read in conjunction with the December 31, 2008 audited consolidated financial statements and notes included in the Company's 2008 Annual Report. These interim consolidated financial statements have been prepared using the same accounting policies as the December 31, 2008 annual consolidated financial statements, except the Company retrospectively adopted the new Canadian Institute of Chartered Accountants Handbook Section 3064, "Goodwill and Intangible Assets", with no restatement of prior periods. The adoption of these recommendations had no material impact on the interim consolidated financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at September 30, 2009 and the results of operations and cash flows for the three-month and nine-month periods ended September 30, 2009 and 2008.

    2.  RESTRUCTURING AND IMPAIRMENT CHARGES

        During the first nine months of 2009 and 2008, the Company recorded impairment charges as follows:

                                        2009                    2008
                               ----------------------  ----------------------
                               Operating         Net   Operating         Net
                                  Income      Income      Income      Income
        ---------------------------------------------------------------------

        Third Quarter
          North America        $       -   $       -   $     258   $     223
        ---------------------------------------------------------------------

        Second Quarter
          North America               75          75           5           3
          Europe                       -           -           4           4
        ---------------------------------------------------------------------
        Total second quarter
         impairment charges           75          75           9           7
        ---------------------------------------------------------------------

        Total year to date
         impairment charges    $      75   $      75   $     267   $     230
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (a) For the nine months ended September 30, 2009

            The Company completes its annual goodwill and long-lived impairment analyses in the fourth quarter of each year in conjunction with its annual business planning process. However, goodwill must be tested for impairment when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount.

            After failing to reach a favourable labour agreement at a powertrain facility in Syracuse, New York, the Company decided to wind down these operations. Given the significance of the facility's cashflows in relation to the reporting unit, management determined that it was more likely than not that goodwill at the Powertrain North America reporting unit could potentially be impaired.

            Therefore, the Company made a reasonable estimate of the goodwill impairment by determining the implied fair value of goodwill in the same manner as if it had acquired the reporting unit as at June 30, 2009. As a result, during the second quarter of 2009 the Company recorded a $75 million goodwill impairment at its Powertrain North America reporting unit, representing its best estimate of the impairment. Due to the judgment involved in determining the fair value of the reporting unit's assets and liabilities, the final amount of the goodwill impairment charge could differ from the amount estimated. An adjustment, if any, to the estimated impairment charge, based on finalization of the impairment analysis, would be recorded during the fourth quarter of 2009.

            During the second quarter of 2009, the Company recorded restructuring costs of $6 million ($6 million after tax) related to the planned closure of the powertrain facility, substantially all of which will be paid subsequent to 2009.

    2.  RESTRUCTURING AND IMPAIRMENT CHARGES (CONTINUED)

        (b) For the nine months ended September 30, 2008

            As a result of the significant and accelerated declines in vehicle production volumes, primarily in North America, the Company reviewed goodwill and long-lived assets for impairment during the third quarter of 2008.

            Based on this analysis, during the third quarter of 2008 the Company recorded long-lived asset impairment charges of $258 million ($223 million after tax), related primarily to its powertrain and interior and exterior systems operations in the United States and Canada.

            At the Company's powertrain operations, particularly a facility in Syracuse, New York, asset impairment charges of $186 million ($166 million after tax).

            At the Company's interior and exteriors systems operations, asset impairment charges of $65 million ($52 million after tax).

            During the second quarter of 2008, the Company recorded a $5 million asset impairment related to specific assets at a seating systems facility that supplied complete seats to Chrysler's minivan facility in St. Louis. In Europe, the Company recorded a $4 million asset impairment relating to specific assets at an interior systems facility that was disposed.

            In addition to the impairment charges recorded above, during the third quarter of 2008 the Company recorded restructuring and rationalization costs of $4 million related to the closure of a seating facility.

    3.  DETAILS OF CASH FROM OPERATING ACTIVITIES

        (a) Items not involving current cash flows:

                                 Three months ended      Nine months ended
                                     September 30,          September 30,
                               ----------------------  ----------------------
                                    2009        2008        2009        2008
    -------------------------------------------------------------------------

    Depreciation and
     amortization              $     186   $     217   $     536   $     664
    Impairment charges                 -         258          75         267
    Amortization of other
     assets included in
     cost of goods sold               27          15          70          49
    Reclassification of
     gain on translation
     of net investment in
     foreign operations from
     accumulated other
     comprehensive income              -        (116)          -        (116)
    Other non-cash charges            15          41          47          86
    Amortization of employee
     wage buydown (note 6)             6          31          18          41
    Future income taxes and
     non-cash portion of
     current taxes                   (24)        (77)        (11)       (104)
    Valuation allowance
     established against
     future tax assets                 -         123           -         123
    Equity income                     (3)         (2)         (1)        (19)
    Curtailment Gain (note 8)          -           -         (26)          -
    -------------------------------------------------------------------------
                               $     207   $     490   $     708   $     991
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

        (b) Changes in non-cash operating assets and liabilities:

                                 Three months ended      Nine months ended
                                     September 30,          September 30,
                               ----------------------  ----------------------
                                    2009        2008        2009        2008
    -------------------------------------------------------------------------

    Accounts receivable        $    (745)  $     345   $    (319)  $     (88)
    Inventories                      (96)        (48)        (85)       (179)
    Income taxes receivable           29         (31)        (58)       (218)
    Prepaid expenses and other       (17)         (8)        (16)        (99)
    Accounts payable                 524        (205)        140          98
    Accrued salaries and wages        51          (1)        (16)         (5)
    Other accrued liabilities         21         (70)         25         (21)
    Deferred revenue                  (1)         (7)        (12)        (20)
    -------------------------------------------------------------------------
                               $    (234)  $     (25)  $    (341)  $    (532)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    4.  Acquisitions

        On May 11, 2009, Magna acquired Cadence Innovation s.r.o., a manufacturer of exterior and interior systems. The acquired business is primarily located in the Czech Republic with sales to various customers, including Skoda.

        On June 1, 2009, Magna acquired several facilities from Meridian Automotive Systems Inc. The facilities located in the United States and Mexico manufacture composites for various customers.

        The total consideration for these acquisitions and certain other acquisitions was $130 million, consisting of $50 million paid in cash and $80 million of assumed debt.

        The purchase price allocations for these acquisitions are preliminary and adjustments to the allocations may occur as a result of obtaining more information regarding asset valuations. On a preliminary basis, an allocation of the excess purchase price over the book value of assets acquired and liabilities assumed has been made to fixed assets and intangible assets.

    5.  INVESTMENTS

        At September 30, 2009, the Company held Canadian third party asset-backed commercial paper ("ABCP") with a face value of Cdn$134 million and a carrying value of Cdn$88 million (December 31, 2008 - Cdn$79 million), which was based on a valuation technique that estimates the fair value based on relevant current market indices for instruments of comparable credit quality, term and structure ("current market indices").

        During the third quarter of 2009, the Company recorded an $9 million increase in the carrying value of it's investment in ABCP due to a tightening of the spread between the anticipated return on the restructured notes and the current market indices.

        During the first nine months of 2008, the Company recorded a $41 million impairment charge (Q3 - $24 million; Q1 - $17 million) in selling, general and administrative expense. The impairment charge was calculated based on the anticipated return on the restructured notes (the "Notes") versus the spreads using current market indices and a charge against potentially non-performing assets calculated on a probability weighted basis.

        Refer to note 8 of the Company's 2008 audited consolidated financial statements for more information regarding the significant estimates and assumptions incorporated into the valuation of our ABCP.

    6.  OTHER ASSETS

                                                       September    December
                                                        30, 2009    31, 2008
        ---------------------------------------------------------------------

        Preproduction costs related to
         long-term supply
         agreements with contractual guarantee
         for reimbursement                             $     414   $     230
        Long-term receivables                                 55          67
        Patents and licences, net                             48          54
        Employee wage buydown, net                            36          52
        Other, net                                           166         198
        ---------------------------------------------------------------------
                                                       $     719   $     601
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    7.  WARRANTY

        The following is a continuity of the Company's warranty accruals:

                                                            2009        2008
        ---------------------------------------------------------------------

        Balance, beginning of period                   $      75   $     103
        Expense, net                                           5          10
        Settlements                                          (10)        (11)
        Foreign exchange and other                            (2)          3
        ---------------------------------------------------------------------
        Balance, March 31,                                    68         105
        Income, net                                           (1)        (17)
        Settlements                                           (6)          4
        Foreign exchange and other                             4           1
        ---------------------------------------------------------------------
        Balance, June 30,                              $      65   $      93
        Expense (income), net                                  7          (1)
        Settlements                                          (10)         (5)
        Foreign exchange and other                             1          (6)
        ---------------------------------------------------------------------
        Balance, September 30,                         $      63   $      81
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


    8.  EMPLOYEE FUTURE BENEFIT PLANS

        The Company recorded employee future benefit expenses as follows:

                                 Three months ended      Nine months ended
                                     September 30,          September 30,
                               ----------------------  ----------------------
                                    2009        2008        2009        2008
    -------------------------------------------------------------------------

    Defined benefit pension
     plans and other           $       4   $       2   $      10   $       9
    Termination and long
     service arrangements              9           3          25          19
    Retirement medical
     benefits plan (a)                 -           4         (18)         11
    -------------------------------------------------------------------------
                               $      13   $       9   $      17   $      39
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

        (a) During the second quarter of 2009 the Company amended its Retiree Premium Reimbursement Plan in Canada and the United States, such that employees retiring on or after August 1, 2009 will no longer participate in the plan. The amendment will reduce service costs and retirement medical benefit expense in 2009. As a result of amending the plan, a curtailment gain of $26 million was recorded in cost of goods sold during the three-month period ended
            June 30, 2009.

    9.  INCOME TAXES

        During the third quarter of 2008, the Company recorded a $123 million charge to establish valuation allowances against all future tax assets in the United States.

        The valuation allowances were required in the United States based on historical consolidated losses at the Company's U.S. operations, that were expected to continue in the near-term, the accelerated deterioration of near-term automotive market conditions in the United States and the significant and inherent uncertainty as to the timing of when we would be able to generate the necessary level of earnings to recover these future tax assets.

    10. STOCK-BASED COMPENSATION

        (a) Incentive Stock Option Plan

            The following is a continuity schedule of options outstanding (number of options in the table below are expressed in whole numbers):


                                  2009                           2008
                ------------------------------ ------------------------------
                Options outstanding            Options outstanding
                -------------------            -------------------
                                    Number of                      Number of
                          Exercise    options            Exercise    options
                Number of    price    exercis- Number of    price    exercis-
                  options       (i)      able    options       (i)      able
    -------------------------------------------------------------------------

    Beginning
     of period  2,746,145    82.01  2,724,145  2,942,203    82.66  2,912,877
    Granted     1,075,000    33.09          -      5,000    74.50          -
    Exercised           -        -          -     (1,230)   55.00     (1,230)
    Cancelled      (1,085)   68.55     (1,085)   (10,000)   97.47    (10,000)
    Vested              -        -      2,000         -         -     10,326
    -------------------------------------------------------------------------
    March 31    3,820,060    68.25  2,725,060  2,935,973    82.61  2,911,973
    Exercised           -        -          -       (383)   55.00       (383)
    Cancelled     (14,359)   79.16     (4,359)         -        -          -
    Vested              -        -      1,000          -        -      1,000
    -------------------------------------------------------------------------
    June 30     3,805,701    68.20  2,721,701  2,935,590    82.62  2,912,590
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Exercised     (30,289)   63.02    (30,289)         -        -          -
    Cance-
     lled(ii)    (166,411)   63.02   (166,411)      (880)   71.71       (880)
    Vested              -        -      1,000          -        -      3,000
    -------------------------------------------------------------------------
    September
     30         3,609,001    68.49  2,526,001  2,934,710    82.62  2,914,710
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (i) The exercise price noted above represents the weighted average exercise price in Canadian dollars.

    (ii) On August 12, 2009, following approval by the Company's Corporate Governance and Compensation Committee and in accordance with the Amended and Restated Incentive Stock Option Plan, the Company granted stock appreciation rights ("SARs") to certain executives in respect of 191,700 previously granted and unexercised stock options.

         On August 14, 2009, 166,411 SARs were exercised and an equal number of previously granted and unexercised stock options were surrendered and cancelled. On exercise of the SARs, the executives received, in aggregate, cash of $1 million, representing an amount equal to the difference between the aggregate fair market value of the shares covered by the surrendered options and the aggregate exercise price of such surrendered options. Fair market value was determined based on the weighted average closing price of the Company's Class A Subordinate Voting Shares on the New York Stock Exchange for the five consecutive trading days ending on the trading day immediately prior to the date of exercise.

         In addition, during the third quarter of 2009, 25,289 SARs were cancelled upon exercise of the corresponding number of options.

        The weighted average assumptions used in measuring the fair value of stock options granted or modified and the compensation expense recorded in selling, general and administrative expenses are as follows:


                                                           Nine months ended
                                                              September 30,
                                                           ------------------
                                                             2009       2008
        ---------------------------------------------------------------------
        Risk free interest rate                             1.66%      3.56%
        Expected dividend yield                             2.05%      2.02%
        Expected volatility                                   31%        22%
        Expected time until exercise                      4 years    4 years
        ---------------------------------------------------------------------

        Weighted average fair value of options
         granted or modified in period (Cdn$)          $     7.20  $   13.65
        ---------------------------------------------------------------------

        Compensation expense recorded in selling, general and administrative expenses during the three and nine month periods ended September 30, 2009 was $1 million (2008 - $2 million), and $2 million (2008 - $4 million), respectively.

        (b) Long-term retention program

            Information about the Company's long-term retention program is as follows:

                                                       September    December
                                                        30, 2009    31, 2008
        ---------------------------------------------------------------------

        Class A Subordinate Voting Shares awarded
         and not released                                685,989     780,609
        ---------------------------------------------------------------------

        Reduction in stated value of Class A
         Subordinate Voting Shares                     $      45   $      51
        ---------------------------------------------------------------------

        Unamortized compensation expense recorded
         as a reduction of shareholder's equity        $      30   $      36
        ---------------------------------------------------------------------

        Compensation expense recorded in selling, general and administrative expenses during the three and nine month periods ended September 30, 2009 was $2 million (2008 - $2 million), and $6 million (2008 - $6 million), respectively.

    11. CAPITAL STOCK

        (a) Changes in Class A Subordinate Voting Shares for the three-month and nine-month periods ended September 30, 2009 consist of the following (numbers of shares in the following table are expressed in whole numbers):

                                                         Subordinate Voting
                                                      -----------------------
                                                       Number of      Stated
                                                          shares       value
        ---------------------------------------------------------------------

        Issued and outstanding at
         December 31, 2008                           111,879,059   $   3,605
        Issued under the Dividend Reinvestment Plan        7,183           -
        Release of restricted stock                            -           6
        ---------------------------------------------------------------------
        Issued and outstanding at
         March 31 and June 30, 2009                  111,886,242   $   3,611
        Issued under the Incentive Stock Option Plan      30,289           1
        ---------------------------------------------------------------------
        Issued and outstanding at
         September 30, 2009                          111,916,531   $   3,612
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (b) The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at November 5, 2009 were exercised or converted:

        Class A Subordinate Voting and Class B Shares            112,643,360
        Subordinated Debentures(i)                                 1,096,589
        Stock options(ii)                                          3,609,001
        ---------------------------------------------------------------------
                                                                 117,348,950
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i) The above amounts include shares issuable if the holders of the 6.5% Convertible Subordinated Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the 6.5% Convertible Subordinated Debentures on redemption or maturity. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of Class A Subordinate Voting Shares at the time the Company elects to settle the 6.5% Convertible Subordinated Debenture interest and principal with shares. All or part of the 6.5% Convertible Subordinate Debentures are currently redeemable at the Company's option.

        (ii) Options to purchase Class A Subordinate Voting Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

    12. CONTRIBUTED SURPLUS

        Contributed surplus consists of accumulated stock option compensation expense less the fair value of options at the grant date that have been exercised and credited to Class A Subordinate Voting Shares, the accumulated restricted stock compensation expense and the value of the holders' conversion option on the 6.5% Convertible Subordinated Debentures. The following is a continuity schedule of contributed surplus:

                                                            2009        2008
        ---------------------------------------------------------------------

        Stock-based compensation
          Balance, beginning of period                 $      64   $      55
          Stock-based compensation expense                     2           2
          Release of restricted stock                         (6)         (4)
        ---------------------------------------------------------------------
          Balance, March 31,                                  60          53
          Stock-based compensation expense                     3           2
        ---------------------------------------------------------------------
          Balance, June 30,                                   63          55
          Stock-based compensation expense                     3           1
          Exercise of stock appreciation
           rights (note 10 (a) (ii))                          (1)          -
        ---------------------------------------------------------------------
          Balance, September 30,                              65          56
        Holders' conversion option                             3           3
        ---------------------------------------------------------------------
                                                       $      68   $      59
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    13. ACCUMULATED OTHER COMPREHENSIVE INCOME

        The following is a continuity schedule of accumulated other comprehensive income:

                                                            2009        2008
        ---------------------------------------------------------------------

        Accumulated net unrealized gains on
         translation of net investment in
         foreign operations
          Balance, beginning of period                 $     447   $   1,360
          Net unrealized (losses) gains on
           translation of net investment in
           foreign operations                               (135)         50
          Repurchase of shares                                 -         (15)
        ---------------------------------------------------------------------
          Balance, March 31                                  312       1,395
          Net unrealized gains on translation
           of net investment in foreign operations           228          10
          Repurchase of shares                                 -         (17)
        ---------------------------------------------------------------------
          Balance, June 30                                   540       1,388
          Net unrealized gains (losses) on
           translation of net investment in
           foreign operations                                261        (238)
          Reclassification of gain on translation
           of net investment in foreign
           operations to net loss                              -        (116)
        ---------------------------------------------------------------------
          Balance, September 30                              801       1,034
        ---------------------------------------------------------------------

        Accumulated net loss on cash flow hedges(i)
          Balance, beginning of period                      (113)        (10)
          Net unrealized gains (losses) on
           cash flow hedges                                    4         (13)
          Reclassifications of net losses (gains)
           on cash flow hedges to net (loss) income           34          (5)
        ---------------------------------------------------------------------
          Balance, March 31                                  (75)        (28)
          Net unrealized gains on cash flow hedges            41          19
          Reclassifications of net losses on cash
           flow hedges to net (loss) income                    9           3
        ---------------------------------------------------------------------
          Balance, June 30                                   (25)         (6)
          Net unrealized losses on cash flow hedges          (13)        (12)
          Reclassifications of net losses (gains)
           on cash flow hedges to net income (loss)            8          (1)
        ---------------------------------------------------------------------
          Balance, September 30                              (30)        (19)
        ---------------------------------------------------------------------
        Total accumulated other comprehensive income   $     771   $   1,015
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i) The amount of income tax benefit (expense) that has been netted in the amounts above is as follows:

                                                            2009        2008
        ---------------------------------------------------------------------

        Balance, beginning of period                   $      48   $       4
        Net unrealized (gains) losses on
         cash flow hedges                                     (4)          6
        Reclassifications of net gains (losses) on
         cash flow hedges to net (loss) income               (15)          2
        ---------------------------------------------------------------------
        Balance, March 31                              $      29   $      12
        Net unrealized gains on cash flow hedges              (9)         (8)
        Reclassifications of net losses on
         cash flow hedges to net (loss) income                (3)         (1)
        ---------------------------------------------------------------------
        Balance, June 30                               $      17   $       3
        Net unrealized gains on cash flow hedges               3           4
        Reclassifications of net (gains) losses on
         cash flow hedges to net (loss) income                (4)          1
        ---------------------------------------------------------------------
        Balance, September 30                          $      16   $       8
        ---------------------------------------------------------------------

        The amount of other comprehensive income (loss) that is expected to be reclassified to net income (loss) over the next 12 months is $19 million (net of income tax benefit of $3 million).

    14. CAPITAL DISCLOSURES

        The Company manages capital in order to ensure the Company has adequate borrowing capacity and financial structure to allow financial flexibility and to provide an adequate return to shareholders. In order to maintain or adjust the capital structure, the Company may adjust the amount of dividends paid to shareholders, issue new shares, purchase shares for cancellation, or increase or decrease the amount of debt outstanding.

        The Company monitors capital using the ratio of debt to total capitalization. Debt includes bank indebtedness and term debt as shown in the balance sheets. Total capitalization includes debt and all components of shareholders' equity.

        The Company's capitalization and debt to total capitalization is as follows:

                                                       September    December
                                                        30, 2009    31, 2008
        ---------------------------------------------------------------------

        Liabilities
          Bank indebtedness                            $     304   $     909
          Long term debt due within one year                 116         157
          Long term debt                                     124         143
        ---------------------------------------------------------------------
                                                             544       1,209
        Shareholders' equity                               7,433       7,363
        ---------------------------------------------------------------------
        Total capitalization                           $   7,977   $   8,572
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Debt to total capitalization                        6.8%       14.1%
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

    15. FINANCIAL INSTRUMENTS

        (a) The Company's financial assets and financial liabilities consist of the following:

                                                       September    December
                                                        30, 2009    31, 2008
        ---------------------------------------------------------------------

        Held for trading
          Cash and cash equivalents                    $   1,409   $   2,757
          Investment in ABCP                                  82          64
        ---------------------------------------------------------------------
                                                       $   1,491   $   2,821
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Held to maturity investments
         Severance investments                         $       8   $       9
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Loans and receivables
          Accounts receivable                          $   3,322   $   2,821
          Long-term receivables included
           in other assets                                    55          67
          Income taxes receivable                             75          11
        ---------------------------------------------------------------------
                                                       $   3,452   $   2,899
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        Other financial liabilities
          Bank indebtedness                            $     304   $     909
          Long-term debt (including portion
           due within one year)                              240         300
          Accounts payable                                 3,128       2,744
          Accrued salaries and wages                         448         448
          Other accrued liabilities                          768         835
        ---------------------------------------------------------------------
                                                       $   4,888   $   5,236
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (b) Fair value

            The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

            Cash and cash equivalents, bank indebtedness, accounts payable, accrued salaries and wages, other accrued liabilities and income taxes receivable.

            Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

            Investments

            At September 30, 2009, the Company held Canadian third party asset-backed commercial paper ("ABCP") with a face value of Cdn $134 million. The carrying value and estimated fair value of this investment was Cdn$88 million (December 31, 2008 - Cdn$79 million). As fair value information is not readily determinable for the Company's investment in ABCP, the fair value was based on a valuation technique estimating the fair value from the perspective of a market participant.

            Term debt

            The Company's term debt includes $116 million due within one year. Due to the short period to maturity of this debt, the carrying value as presented in the consolidated balance sheet is a reasonable estimate of its fair value.

        (c) Credit risk

            The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, held to maturity investments, and foreign exchange forward contracts with positive fair values.

            The Company's held for trading investments include an investment in ABCP. Given the continuing uncertainties regarding the value of the underlying assets, the amount and timing over cash flows and the risk of collateral calls in the event that spreads widened considerably, the Company could be exposed to further losses on its investment.

            Cash and cash equivalents, which consists of short-term investments, are only invested in governments, bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain governments or any major financial institution.

            The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

            In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. Sales to the Company's three largest customers, General Motors, Ford and Chrysler for the three and nine months ended September 30, 2009 represented 46% and 43% of the Company's total sales, respectively.

            For the three and nine months ended September 30, 2009, sales to the Company's six largest customers (including the Detroit 3) represented 82% and 81% of our total sales, respectively, and substantially all of our sales are to customers in which the Company has ongoing contractual relationships.

        (d) Currency risk

            The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products for which the selling price has been quoted in currencies other than the facilities' functional currency, or when materials and equipment are purchased in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

            As at September 30, 2009, the net foreign exchange exposure was not material.

        (e) Interest rate risk

            The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on our cash and cash equivalents is impacted more by the investment decisions made and the demands to have available cash on hand, than by movements in the interest rates over a given period.

            In addition, the Company is not exposed to interest rate risk on its term debt instruments as the interest rates on these instruments are fixed.

    16. SEGMENTED INFORMATION

                                             Three months ended
                                             September 30, 2009
                               ----------------------------------------------
                                                                       Fixed
                                   Total    External                  assets,
                                   sales       sales      EBIT(i)        net
        ---------------------------------------------------------------------

        North America
          Canada               $   1,046   $     936               $     680
          United States            1,093       1,043                     694
          Mexico                     376         325                     381
          Eliminations              (185)          -                       -
        ---------------------------------------------------------------------
                                   2,330       2,304   $      91       1,755
        Europe
          Euroland                 1,687       1,645                   1,102
          Great Britain              207         207                      68
          Other European
           countries                 332         307                     341
          Eliminations               (40)          -                       -
        ---------------------------------------------------------------------
                                   2,186       2,159         (54)      1,511
        Rest of World                213         201          18         182
        Corporate and Other          (60)          5          28         375
        ---------------------------------------------------------------------
        Total reportable
         segments              $   4,669   $   4,669   $      83       3,823
        Current assets                                                 6,778
        Investments, goodwill
         and other assets                                              2,266
        ---------------------------------------------------------------------
        Consolidated total assets                                  $  12,867
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                             Three months ended
                                             September 30, 2008
                               ----------------------------------------------
                                                                       Fixed
                                   Total    External                  assets,
                                   sales       sales      EBIT(i)        net
        ---------------------------------------------------------------------

        North America
          Canada               $   1,239   $   1,159               $     824
          United States            1,227       1,174                     842
          Mexico                     473         428                     365
          Eliminations              (154)          -                       -
        ---------------------------------------------------------------------
                                   2,785       2,761   $    (303)      2,031
        Europe
          Euroland                 2,222       2,177                   1,081
          Great Britain              248         248                      85
          Other European
           countries                 222         188                     155
          Eliminations               (56)          -                       -
        ---------------------------------------------------------------------
                                   2,636       2,613          52       1,321
        Rest of World                168         155           9         172
        Corporate and Other          (56)          4         116         321
        ---------------------------------------------------------------------
        Total reportable
         segments              $   5,533   $   5,533   $    (126)      3,845
        Current assets                                                 8,397
        Investments, goodwill
         and other assets                                              2,212
        ---------------------------------------------------------------------
        Consolidated total assets                                  $  14,454
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------



                                              Nine months ended
                                             September 30, 2009
                               ----------------------------------------------
                                                                       Fixed
                                   Total    External                  assets,
                                   sales       sales      EBIT(i)        net
        ---------------------------------------------------------------------

        North America
          Canada               $   2,432   $   2,175               $     680
          United States            2,746       2,622                     694
          Mexico                     874         774                     381
          Eliminations              (414)          -                       -
        ---------------------------------------------------------------------
                                   5,638       5,571   $    (197)      1,755
        Europe
          Euroland                 4,761       4,659                   1,102
          Great Britain              517         517                      68
          Other European
           countries                 770         691                     341
          Eliminations              (121)          -                       -
        ---------------------------------------------------------------------
                                   5,927       5,867        (213)      1,511
        Rest of World                533         497          25         182
        Corporate and Other         (150)         13           7         375
        ---------------------------------------------------------------------
        Total reportable
         segments              $  11,948   $  11,948   $    (378)      3,823
        Current assets                                                 6,778
        Investments, goodwill
         and other assets                                              2,266
        ---------------------------------------------------------------------
        Consolidated total assets                                  $  12,867
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------


                                              Nine months ended
                                             September 30, 2008
                               ----------------------------------------------
                                                                       Fixed
                                   Total    External                  assets,
                                   sales       sales      EBIT(i)        net
        ---------------------------------------------------------------------

        North America
          Canada               $   4,359   $   4,098               $     824
          United States            3,987       3,827                     842
          Mexico                   1,387       1,234                     365
          Eliminations              (503)          -                       -
        ---------------------------------------------------------------------
                                   9,230       9,159   $     (15)      2,031
        Europe
          Euroland                 7,906       7,746                   1,081
          Great Britain              890         887                      85
          Other European
           countries                 735         624                     155
          Eliminations              (195)          -                       -
        ---------------------------------------------------------------------
                                   9,336       9,257         316       1,321
        Rest of World                481         439          29         172
        Corporate and Other         (179)         13         115         321
        ---------------------------------------------------------------------
        Total reportable
         segments              $  18,868   $  18,868   $     445       3,845
        Current assets                                                 8,397
        Investments, goodwill
         and other assets                                              2,212
        ---------------------------------------------------------------------
        Consolidated total assets                                  $  14,454
        ---------------------------------------------------------------------
        ---------------------------------------------------------------------

        (i) EBIT represents operating income (loss) before interest income or expense.

    17. SUBSEQUENT EVENTS

        On November 5, 2009, the Company's Board of Directors approved the redemption of the outstanding 6.5% Convertible Subordinated Debentures (the "Debentures") for cash on December 7, 2009. The Debentures are redeemable at a price equal to 100% of the principal amount of the Debentures plus accrued and unpaid interest thereon to, but excluding, the date of redemption. The aggregate principal amount of Debentures currently outstanding is Cdn$100 million.

    18. COMPARATIVE FIGURES

        Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.

For further information: Louis Tonelli, Vice-President, Investor Relations at
(905) 726-7035; For teleconferencing questions, please contact Karin Kaminski at (905) 726-7103